Company Contact: Email: investors@geruigroup.com Website: www.geruigroup.com	Investor Relations Contact: CCG Investor Relations Mr. Athan Dounis Phone: 1-646-213-1916 Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
First Quarter 2010 Results

ZHENGZHOU, China – May 13, 2010 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui" or the "Company"), a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty cold-rolled steel products in China, today announced financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights

●	Revenue increased 31.6% to $61.8 million from $47.0 million in the first quarter of 2009
●	Gross profit increased 36.2% to $18.7 million from $13.7 million
●	Gross margin increased 102 basis points to 30.2% from 29.2%
●	Operating income increased 28.4% to $16.3 million from $12.7 million
●	Net income attributable to common stockholders increased 26.2% to $11.5 million, or $0.25 per diluted share, from $9.1 million, or $0.26 per diluted share in the same period last year
●	Shareholders’ equity of $104.6 million as of March 31, 2010, compared to $87.0 million at the end of 2009

“Our production facility ran at near full capacity again this quarter to meet the increasing demand of our customers,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “As China’s economy continues its rapid growth, the demand for our highly specialized steel products remains strong.  The majority of our products are used in domestic consumer applications that directly benefit from the growing purchasing power in China.  We also continue to benefit from the trend of import replacement in our industry, as our products are of the same quality but are lower in cost than those of our foreign competitors.  ”

First Quarter 2010 Results

Revenue for the three months ended March 31, 2010, was $61.8 million compared to $47.0 million for the same period in 2009, an increase of 31.6%.  The increase in revenue was due to an increase in sales volumes of the Company’s products.

Gross profit was $18.7 million compared to $13.7 million for the three months ended March 31, 2009, an increase of 36.2%.  Gross margin was 30.2% compared to 29.2% for the same period last year.  The increase in gross margin was mostly due to the Company’s ability to improve its supply chain management and further optimize its product mix towards higher margin products.

Total operating expenses were $2.4 million, or 3.8% of sales, compared to $1.0 million, or 2.2% of sales, in last year’s first quarter.  Operating income was $16.3 million, or 26.4% of sales, compared to $12.7 million, or 27.0% of sales, in the same period last year, an increase of 28.4%.  The slight decrease in operating margin was primarily due to expenses related to being a public company that were not present in the first quarter of last year.

Net income attributable to common stockholders was $11.5 million, or $0.25 per diluted share, an increase of 26.2% from $9.1 million, or $0.26 per diluted share, in the same period last year.

Financial Condition

As of March 31, 2010, the Company had $77.3 million in cash and an additional $42.5 million in restricted cash, compared to $79.6 million and $37.5 million, respectively, as of December 31, 2009.  Accounts receivable was $5.2 million as of March 31, 2010, compared to $4.8 million as of December 31, 2009.  Working capital was $40.6 million versus $49.3 million at the end of 2009. Shareholder's equity was $104.6 million, compared to $87.0 million at the end of 2009.  The Company has no long-term debt.

Recent Developments

●	In April 2010, the Company engaged Ernst & Young to assist the Company in the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.
●
The Company is on track with Phase I of its capacity expansion program.  Two new production lines for cold-rolled wide strip steel, with added capacity of 150,000 metric tons, will be commissioned in Q4 of 2010 as per original schedule.

Business Outlook

China Gerui currently has six narrow strip cold-rolled steel production lines with an annual production capacity of approximately 250,000 tons plus 50,000 tons per annum of chromium coating capacity.  The Company’s production lines are operating at near full capacity and are expected to continue to operate at near full capacity for the second and third quarters of 2010.

The Company is on schedule with its plan to construct a new production facility, including two 75,000 ton chromium-coated production lines to be completed by the second half of 2010 and one 100,000 ton zinc-coated production line to be completed by the end of 2011. This expansion is expected to increase the Company's annual production capacity to 500,000 tons by 2011.

Mr. Lu commented, “We are optimistic about our business prospects.  We expect growth in both our top and bottom line as we see continued increases in steel prices, driven by demand and a push by the Chinese government for industry consolidation.  Our cost-plus method of pricing enables us to pass on any cost increases to our customers while maintaining our margins.  Our new production lines are expected to come online in the fourth quarter which will further drive our financial performance.  Given the very strong demand in our market and the rapid industry consolidation, we are exploring ways to accelerate our growth, including potentially adding additional coating capacity, and broadening our product portfolio and mix through our previously announced expansion program and potential strategic acquisitions.  We believe this will increase our sales and earnings through higher margin businesses.”

Conference Call Information

The Company will host a conference call to discuss its first quarter 2010 financial results at 9:00 am ET on Thursday, May 13, 2010.

Listeners may access the call by dialing +1 (877) 456-7316 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 758-1304. The conference participant pass code is 75116766.

A replay of the conference call will be available for 14 days starting from 11:00 am ET on Thursday, May 13, 2010. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The passcode is 75116766.

A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited (formerly Golden Green Enterprises Limited) is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products.  Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	March 31, 2010	December 31, 2009
	(Unaudited)
Assets

Current assets
Cash	$77,293,772	$79,607,369
Restricted cash	42,529,190	37,498,169
Accounts receivable, net	5,202,168	4,808,184
Inventories	4,803,838	5,958,880
Prepaid expenses and other deposits	28,810,739	16,473,710
Other receivables	2,672,839	2,292,133

Total current assets	161,312,546	146,638,445

Non-current assets
Property, plant and equipment, net	22,174,462	22,338,210
Prepaid machinery deposits	26,952,996	13,973,966
Land use right, net	14,893,448	1,399,026

Total non-current assets	64,020,906	37,711,202

Total assets	$225,333,452	$184,349,647

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$4,426,371	$7,617,953
Notes payable	50,440,234	41,013,622
Term loans	38,602,968	33,982,715
Land use right payable	10,598,231	-
Income tax payable	4,043,007	3,817,304
Customers deposits	8,525,738	8,146,611
Accrued liabilities and other payables	4,120,643	2,728,585

Total current liabilities	120,757,192	97,306,790

Total liabilities	120,757,192	97,306,790

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
41,890,454 and 40,692,323 shares outstanding as of
March 31, 2010 and December 31, 2009 respectively	51,252,285	45,261,630
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	43,966,802	32,438,982
Accumulated other comprehensive income	2,426,229	2,411,301

Total stockholders' equity	104,576,260	87,042,857

Total liabilities and stockholders' equity	$225,333,452	$184,349,647

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended
	March 31,
	2010	2009

Revenue	$61,821,352	$46,973,387

Cost of revenue	(43,156,824)	(33,272,665)

Gross Profit	18,664,528	13,700,722

Operating expenses:
General and administrative expenses	(1,976,110)	(853,409)
Selling and marketing expenses	(395,256)	(157,254)
Total operating expenses	(2,371,366)	(1,010,663)

Operating income	16,293,162	12,690,059

Other income and (expense):
Interest income	277,474	234,509
Interest expenses	(1,084,894)	(851,134)
Sundry income	84,907	87,756

Income before income taxes	15,570,649	12,161,190

Income tax expense	(4,042,829)	(3,025,890)

Net income	$11,527,820	$9,135,300

Earnings per share
- Basic	$0.28	$0.28

- Diluted	$0.25	$0.26

Weighted average common shares outstanding
- Basic	41,351,983	32,245,723

- Diluted	46,930,837	34,243,614

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Three Months Ended
	March 31,
	2010	2009
Cash flows from operating activities:

Net income	$11,527,820	$9,135,300

Adjustments to reconcile net income to net
cash (used in)/provided by operating activities:
Depreciation of property, plant and equipment	726,876	688,573
Amortization of land use right	30,357	7,678

Changes in assets and liabilities:
Accounts receivable, net	(393,984)	3,799,463
Inventories	1,155,042	(286,343)
Prepaid expenses and other deposits	(12,337,029)	3,645,934
Other receivables	(380,706)	123,567
Accounts payable	(3,191,582)	994,361
Income tax payable	225,703	838,763
Customers deposit	379,127	(12,863,640)
Accrued liabilities and other payables	1,392,058	(1,644,402)

Net cash (used in)/provided by operating activities	(866,318)	4,439,254

Cash flows from investing activities:

Capital expenditures for addition of property, plant and equipment	(557,332)	(3,811,601)
Payment of purchases of land use right	(2,926,297)	-
Changes in restricted cash	(5,031,021)	(15,032,441)
Changes in prepaid machinery deposits	(12,979,030)	(61,452)

Net cash used in investing activities	(21,493,680)	(18,905,494)

Cash flows from financing activities:

Repayment of term loans	(1,899,033)	(4,439,903)
Proceeds from term loans	6,519,286	4,829,080
Proceeds received from common stock issued, net	5,990,655	1,929,964
Proceeds from notes payable	9,426,612	15,760,549

Net cash provided by financing activities	20,037,520	18,079,690

Net (decrease)/increase in cash	(2,322,478)	3,613,450

Effect on change of exchange rates	8,881	2,318

Cash as of January 1	79,607,369	42,622,404

Cash as of March 31	$77,293,772	$46,238,172

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$1,074,106	$851,134
Income tax paid	$3,817,751	$2,184,004
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$10,598,231	$-

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